Exhibit 99.84

Protech Home Medical Announces DATE AND TIME

FOR Q1 Fiscal 2021 QUARTERLY CONFERENCE CALL AND AUDIO WEBCAST

company TO REPORT FINANCIAL RESULTS IN U.S. DOLLARS GOING FORWARD

Cincinnati, Ohio – February 22, 2021 – Protech Home Medical Corp. (the “Company”) (TSXV:PTQ; OTCQX:PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced that it will host its Q1 Fiscal 2021 earnings conference call and audio webcast on Tuesday, March 2, 2021 at 10:00 a.m. (EST).

Conference Call Details:

Tuesday, March 2, 2021 at 10:00 a.m. (EST).

Canada/US Toll Free: 1 (800) 319 4610

International: 1 (604) 638 5340

Audio Webcast Details:

The live audio webcast can be found on the investor section of the Company’s website through the following link:

https://protechhomemedical.com/conference_calls

“As we work towards completion of our planned NASDAQ listing, and execute on our comprehensive capital markets strategy for 2021 and beyond, we have decided Q1 Fiscal 2021 is the optimal time to begin reporting our financial results in U.S. dollars. This change will allow our investors to make constant currency comparisons on a go forward basis, thus removing the FX impact from our financial reporting,” said Greg Crawford, Chairman and CEO of Protech. “We are delighted to make this important change to our financial reporting presentation, completing another milestone in our company’s evolution. As a whole we have grown into a significant regional respiratory care provider in the United States and are knocking on the door of becoming a national provider, as we leverage our significant infrastructure and seek to add turn-key respiratory home care operators to our family of companies. We have an exceptional pipeline of potential acquisition targets, which we expect to keep us very busy over the months to come.”

The listing of the Company’s common shares on the NASDAQ Capital Market (“NASDAQ”) remains subject to the approval of the listing application by NASDAQ and the satisfaction of all applicable listing and regulatory requirements, as well as effectiveness of the registration statement with the United States Securities and Exchange Commission (the “SEC”).

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the potential listing of Protech’s common shares on NASDAQ and its plans to file a Registration Statement with the SEC; and Protech expecting to be very busy with acquisitions over the months to come; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: failure to get the necessary approval to list on Nasdaq; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com